Exhibit 99.10

Total and Amyris partner to produce Renewable Fuels

Total and Amyris strategic partnership expanded to accelerate development and marketing of renewable fuels

Paris, France and Emeryville, Calif., November 30, 2011 - Total (CAC: TOTF.PA) and Amyris, Inc. (NASDAQ: AMRS) announced today the signing of agreements to expand their current R&D partnership and form a joint venture to develop, produce and commercialize a range of renewable fuels and products.

Total and Amyris have agreed to expand their ongoing research and development collaboration to accelerate the deployment of Biofene® and develop renewable diesel based on this molecule produced from plant sugars. The ambitious R&D program, launched in 2010 and managed jointly by researchers from both companies, aims to develop the necessary stages to bring the next generation renewable fuels to market at commercial scale. Total has committed to contribute $105 million in funding for an existing $180 million program.

In addition, Total and Amyris have agreed to form a 50-50 joint venture company that will have exclusive rights to produce and market renewable diesel and jet fuel worldwide, as well as non-exclusive rights to other renewable products such as drilling fluids, solvents, polymers and specific biolubricants. The venture aims to begin operations in the first quarter of 2012.

“The creation of the joint venture and the implementation of the new renewable diesel R&D program are two more major steps forward for Total, which is aiming to become a key supplier in renewable fuels,” commented Philippe Boisseau, President of Gas & Power at Total. “Renewable fuels produced with Amyris’s advanced technology will benefit from the know-how and customer access of Total, which operates in more than 130 countries. It will strengthen Total’s position in the global renewable diesel market, which is projected to nearly double in size to 32 million tons in 2020 from 17 million tons in 2010.”

“From fuels to chemicals and beyond, Amyris is working to usher in a new era when customers and consumers no longer have to compromise on traditional measures of value and performance when choosing a renewable alternative to petroleum-based products,” said John Melo, President & CEO of Amyris. “With this expanded relationship and Total’s vast distribution network, as well as Total’s stated commitment to invest in production units, we expect to be able to co-develop products and, ultimately, deliver a global supply of sustainable renewable fuels at commercial scale. This is an ambitious undertaking ideally suited for our two companies.”

About the Technology

Amyris has developed advanced microbial engineering and screening technologies that modify the way microorganisms process sugars. Amyris is using this industrial synthetic biology platform to design microbes, primarily yeast, and use them as living factories in established fermentation processes to convert plant-sourced sugars into renewable chemical and transportation fuel products.

Amyris operates laboratories and a pilot plant in California as well as a pilot plant and demonstration facility in Brazil. Amyris has been scaling its Biofene production in Brazil, Europe and the United States through various production arrangements and is currently building additional dedicated facilities in Brazil.

This technology will help make it possible for producers to blend renewable hydrocarbons produced from sustainable biomass and organic waste into fuel in proportions that significantly exceed the current 7% set by European Union regulations or other government mandates. Renewable diesel developed by Total and Amyris will deliver energy density, engine performance, and storage properties comparable to the best petroleum diesel, as well as improved lubricity and superior cold weather performance.

About Total

Total is a leading international oil and gas company with operations in more than 130 countries. Total is also a world-class chemical producer. Its 93,000 employees put their expertise to work in every part of the industry - exploration and production of oil and natural gas, refining and marketing, gas and power, and trading. Total is working to keep the world supplied with energy, both today and tomorrow.

Total is striving to diversify its supply to help meet growing energy demand in the long term. Total is a world leader in solar energy and also has an interest of around 22% in biotech company Amyris. Additionally, Total is actively engaged in many R&D projects focusing on renewable energies, in particular solar energy and biomass.

For more information, visit www.total.com.

About Amyris

Amyris is an integrated renewable products company focused on providing sustainable alternatives to a broad range of petroleum-sourced products. Amyris uses its industrial synthetic biology platform to convert plant sugars into a variety of hydrocarbon molecules - flexible building blocks that can be used in a wide range of products. Amyris is commercializing these products both as No Compromise® renewable ingredients in cosmetics, flavors and fragrances, polymers, lubricants and consumer products, and also as No Compromise renewable diesel and jet fuel. Amyris Brasil Ltda., a subsidiary of Amyris, oversees the establishment and expansion of Amyris’s production in Brazil. Amyris also has fuel distribution capabilities in the United States through its subsidiary, Amyris Fuels, LLC.

For more information, visit www.amyris.com.

Amyris Forward-Looking Statements

This release contains forward-looking statements, and any statements other than statements of historical facts could be deemed to be forward-looking statements. These forward-looking statements include, among other things, statements regarding future events (such as the anticipated timing for commencement of operations and sales by the planned joint venture, the anticipated size of the renewable diesel market, the parties’ expectations for research and development and production and benefits of any products resulting from the collaboration, the planned joint venture becoming a global supplier of renewable fuels, and the production and commercialization, including customer adoption, of joint venture products) that involve risks and uncertainties. These statements are based on management’s current expectations and actual results and future events may differ materially due to risks and uncertainties, including those associated with any delays or failures in development, production or commercialization of products, liquidity and ability to fund capital expenditures, our reliance on third parties to achieve our goals, and other risks detailed in the “Risk Factors” sections of Amyris’s annual report on Form 10-K filed on March 14, 2011 and quarterly reports on Form 10-Q filed on May 11, 2011, August 11, 2011 and November 9, 2011. Amyris disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Amyris, No Compromise and Biofene are trademarks or registered trademarks of Amyris, Inc.

Media Contacts

TOTAL Frédéric Texier +33 1 47 44 38 16 frederic.texier@total.com	AMYRIS Joel Velasco +1 (510) 597-5577 pr@amyris.com